Exhibit 99.A9(5)

State Street Bank and Trust Company

2 Avenue de Lafayette, LCC2

Boston, MA 02111

January 22, 2014

Trust:

SPDR S&P 500 ETF Trust (the “Trust”)

c/o State Street Bank and Trust Company, as Trustee

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Trust Sponsor:

PDR Services LLC

11 Wall Street

New York, NY 10005

To Whom It May Concern:

The Trustee of the Trust agrees that it will continue to waive a portion of its Trustee fee, as needed, so that the total annual operating expenses of the Trust will not exceed 0.0945% of the Trust’s daily net asset value. The fee waiver will be calculated after taking into consideration the earnings credit with respect to uninvested cash balances of the Trust. The amount of the earnings credit will be equal to the Federal Funds Rate, as reported in nationally distributed publications and as may be changed from time to time, multiplied by each day’s daily cash balance, if any, in the Trust’s cash account, reduced by the amount of reserves, if any, for that account required by the Federal Reserve Board of Governors. The fee waiver will be in effect until February 1, 2015. Thereafter, the Trustee may discontinue this voluntary waiver policy.

STATE STREET BANK AND TRUST COMPANY,

as Trustee of SPDR S&P 500 ETF Trust

/s/ Brenda Lyons
Brenda Lyons
Executive Vice President